SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

DATED: AUGUST 21, 2006

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

NAVIOS MARITIME HOLDINGS INC.

FORM 6-K

Page
Operating and Financial Review and Prospects	1
Financial Statements Index	F-1

Operating and Financial Review and Prospects

The following is a discussion of Navios Maritime Holdings Inc. as ‘‘Successor’’ to and as ‘‘Predecessor’’ of the acquisition / reincorporation discussed in the following paragraphs and in Note 3 to the Consolidated Financial Statements as of December 31, 2005. Also following is a discussion of the financial condition and results of operations for (a) the Successor company for the three and six month periods ended June 30, 2006 and (b) the Predecessor company for the three and six month periods ended June 30, 2005. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios’ 2005 annual report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios' current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios' vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.

Recent Developments

On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise 15,978,280 of its 65,550,000 outstanding warrants. Under a warrant exercise agreement entered into with certain qualifying shareholders the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. This warrant exercise agreement was a new agreement and no prior understandings or arrangements existed with respect to the reduction of the warrant exercise price. The warrant exercise agreement solely provided for the reduced exercise price and the execution of a registration rights agreement as discussed below. The gross proceeds from the exercise of warrants were approximately $65.5 million. To comply with securities laws, including the tender offer rules and securities laws which might otherwise have required an effective registration statement to be in place before the warrant exercise transaction could be consummated, the transaction was limited to certain institutional holders and Navios’ Chairman and principal stockholder.

Ms. Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise 6,666,280 warrants. Ms. Angeliki Frangou’s unregistered shares will not be registered in the registration statement below.

Pursuant to a registration rights agreement, Navios has agreed to file a registration statement registering the resale of such common stock by August 25, 2006 and to have such registration statement declared effective depending upon certain conditions within 120 days of filing, subject to certain penalties for failure to meet this deadline.

It is intended that a portion of the proceeds from the warrant exercise transaction will be used to partially finance Navios’ previously announced intent to build a South American logistics business by acquiring and building assets complementary to Navios’ port terminal and storage facilities in Nueva Palmira in Uruguay. Navios intends to initially focus on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers. Navios intends to expand the capacities and capabilities of its existing port terminal and storage facilities. Navios’ strategy is to capitalize on the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and Navios’ existing transportation infrastructure.

Giving effect to the warrant exercise transaction and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see note 11 to the June 30, 2006 unaudited consolidated financial statements), Navios had 61,379,134 shares outstanding and 49,571,720 warrants outstanding as of June 30, 2006. The shares outstanding do not include an additional 708,993 shares which were issued to Navios’ financial advisors on August 10, 2006.

Overview

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name continued to be Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.

The results of operations of Navios to August 25, 2005 are labeled as ‘‘Predecessor’’ and remain as historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios and ISE.

On June 30, 2006 and December 31, 2005, Navios' current assets totaled $212.8 million and $114.5 million respectively, while current liabilities totaled $181.7 million and $133.6 million respectively, resulting in a positive working capital position of $31.1 million and a negative working capital position of $19.1 million, respectively. The working capital at June 30, 2006, includes the net proceeds from the exercise of the warrants discussed above, a portion of which will be utilized to partially finance the South American logistics business. Excluding these proceeds, the negative working capital position at June 30, 2006 is $32.8 million. Navios' cash forecast indicates that it will be able to generate sufficient cash during 2006 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios' offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios’ headquarters and the operations of its subsidiaries. Management has commissioned an internal task force to implement this plan. The cost of this relocation plan will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. On January 21, 2006, the Company moved to its new offices at 85 Akti Miaouli, Piraeus Greece. As a result of this relocation an expense of $1.4 million for this plan has been included in the December 31, 2005 consolidated financial statements as part of the purchase accounting. Of that amount, $0.6 million and $0.7 million remained as an accrual at June 30, 2006 and December 31, 2005, respectively.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has cooperated with raw materials producers, agricultural traders and exporters, industrial end-users, ship-owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet including the shipping operations throughout the life of the vessel and, the superintendence of maintenance, repairs and dry-docking of the operated fleet.

Following is the current ‘‘core fleet’’ employment profile, including the newbuilds to be delivered. The current ‘‘core fleet’’ consists of 32 vessels totaling 2.1 million deadweight tons. It includes (a) ten modern Ultra-Handymax (52,000-55,000 dwt) and six Panamax (70,000-83,000 dwt) vessels which the Company owns, seven Panamax (70,000-83,000 dwt) and two Ultra-Handymax vessel under long-term time charter and seven long term chartered-in vessels (two Ultra-Handymax and five Panamax) scheduled to be delivered on various dates up to May 2008. The 25 vessels in current operation aggregate approximately 1.61 million deadweight tons and have an average age of 4.5 years. Navios has currently fixed 96.0% and 45.1% of its 2006 and 2007 available days respectively.

Owned Vessels

Vessels	Type	Built	DWT	Charter-out Rate(1)	Expiration Date(2)
Navios Ionian	Ultra Handymax	2000	52,068	15,152	03/03/2007
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/28/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	15,437	03/28/2007
Navios Achilles	Ultra Handymax	2001	52,063	15,533	12/21/2006
Navios Meridian	Ultra Handymax	2002	50,316	20,045	12/15/2006
				14,250	08/23/2007
Navios Mercator	Ultra Handymax	2002	53,553	21,175	12/15/2006
				19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	15,438	04/22/2007
Navios Hios	Ultra Handymax	2003	55,180	19,237	11/15/2006
Navios Kypros	Ultra Handymax	2003	55,222	16,844	05/13/2007
Navios Gemini S	Panamax	1994	68,636	16,150	12/06/2006
				19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	17,385	09/27/2006
Navios Felicity	Panamax	1997	73,857	9,144	04/25/2008
Navios Magellan	Panamax	2000	74,333	14,963	04/01/2007
				19,950	04/01/2008
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
Navios Alegria	Panamax	2004	76,466	19,475	08/09/2008

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)	Charter-out Rate(1)	Expiration Date(2)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,400	Yes	17,100	06/01/2007
Navios Star(4)	Panamax	2002	76,662	Exercised	15,343	01/13/2007
Navios Cielo	Panamax	2003	75,834	No	16,863	11/14/2006
Navios Hyperion	Panamax	2004	75,500	Yes	15,400	01/05/2007
Navios Orbiter	Panamax	2004	76,602	Yes	16,150	12/31/2006
Navios Aurora	Panamax	2005	75,200	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,000	No	21,175	02/13/2007
Navios Titan	Panamax	2005	82,936	No	20,000	11/24/2007

Long Term Chartered-in Vessels to be delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Altair	Panamax	09/2006	No	82,300
Navios Sagittarius	Panamax	11/2006	Yes	75,500
Navios TBN	Ultra Handymax	04/2007	Yes	53,500
Navios TBN	Panamax	09/2007	Yes	82,000
Navios TBN	Panamax	11/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Ultra Handymax	05/2008	No	55,100

(1)	Net Time Charter-out Rate per day (net of commissions)

(2)	Estimated dates of redelivery by charterers

(3)	Generally, the Company may exercise its purchase option after three years of service.

(4)	On August 2, 2006, Navios exercised its option to acquire the vessel Navios Star

At August 25, 2005, Navios had options to purchase 13 vessels of its term chartered-in fleet, including those to be delivered, of which six have been exercised. During November 2005, Navios signed two more charter-in contracts with options to purchase the vessels, bringing the total to 15. As of December 31, 2005, Navios had executed all exercisable purchase options comprising four Ultra Handymax vessels and two Panamax vessels. The first two of the option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively, the third option vessel, the Navios Arc, was delivered on February 10, 2006, the fourth vessel, the Navios Galaxy I, was delivered on March 23, 2006 and the fifth vessel, the Navios Magellan, was delivered on March 24, 2006 and the sixth vessel, the Navios Horizon, was delivered on April 10, 2006. The total acquisition cost of these six additional vessels was approximately $115 million. Navios believes that the market value of the six vessels is approximately $200 million. On August 1, 2006, Navios exercised its option to acquire the Navios Star, the first of the remaining nine option vessels. As a result, the Company has options to acquire four of the remaining eight chartered-in vessels currently in operation and four of the seven long term chartered-n vessels on order.

In July 2006, and in connection with the secured credit facility with HSH Nordbank AG, Navios entered into a second ISDA (International Swap Dealer Association, Inc.) agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of the secured facility as above. The ISDA Agreement is bound by the same securities as the secured credit facility discussed above.

Factors Affecting Navios' Results of Operations:

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 2.1 million dwt in dry bulk tonnage. Navios' options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the number of the operating days less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses time charter equivalent (TCE), revenue which consists of revenue from vessels operating on time charters, or TC revenue, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Navios operates a fleet of owned Ultra Handymax and Panamax dry bulk vessels and a fleet of chartered-in Panamax and Ultra Handymax dry bulk vessels that are employed to provide world wide transportation of bulk commodities under freight contracts and through sub-time charter employment to other leading shipping companies.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet is 5.79 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COA's and strategic backhauls cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo from load port to discharge port

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFA both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs)

Navios enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios may enter into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA is first recognized when measuring the profit or loss of the related transaction. Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and will commence in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $5.5 million. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings. At December 31, 2005, none of the open FFAs qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. On June 30, 2006 and December 31, 2005, Navios restricted cash with NOS ASA was $12.0 million and $1.0 million, respectively.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom, and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further segment information, please see the footnotes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets – an amendment of FASB Statements No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have an effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

Critical Accounting Policies

The Navios’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes is its additional most critical accounting policies that involve a high degree of judgment and the methods of their application not yet discussed in its 2005 annual report. For a description of all of Navios' significant accounting policies, see Note 2 to the Consolidated Financial Statements included in Navios’ 2005 annual report filed on Form 20-F with the Securities Exchange Commission.

Accounting for derivative financial instruments and hedge activities:    The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The Company also trades dry bulk shipping FFAs with NOS ASA, a Norwegian clearing house. NOS ASA calls for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Pursuant to SFAS 133, the Company records its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting are reflected under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in stockholders’ equity while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and will commence in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $5.5 million. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings. At December 31, 2005, none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

For the Three Month Period ended June 30, 2006 compared to Three Month Period ended June 30, 2005

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2006 and 2005. This information was derived from the unaudited consolidated revenue and expense accounts of Navios as predecessor for the second quarter of 2005 and as successor for the same period in 2006. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of the fair value purchase accounting adjustments.

	Successor	Predecessor
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Revenue	$52,862	$65,960
Gain on Forward Freight Agreements	1,665	3,768
Time charter, voyage and port terminal expenses	(22,622)	(38,463)
Direct vessel expenses	(5,047)	(2,245)
General and administrative expenses	(4,042)	(3,104)
Depreciation and amortization	(9,024)	(1,493)
Interest income	661	559
Interest expense and finance cost, net	(10,787)	(515)
Other income	1,215	(125)
Other expense	(99)	(372)
Income before equity in net earnings of affiliate companies	4,782	23,970
Equity in net Earnings of Affiliated Companies	142	337
Net income	$4,924	$24,307

Set forth below are selected historical and statistical data for Navios as predecessor (2005) and successor (2006), that the Company believes may be useful in better understanding the Company's financial position and results of operations.

	Three month period ended June 30,
	2006	2005
FLEET DATA
Available days(*)	2,593	2,377
Operating days	2,587	2,373
Fleet utilization	99.76%	99.85%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$17,329	$27,834
Time Charter Equivalents (excluding FFAs)	$16,687	$26,249

(*)	Navios has currently fixed out (i.e. arranged charters for) 96.0% and 45.1% of its 2006 and 2007 available days, respectively.

During the three month period ended June 30, 2006, there were 216 more available days as compared to the same period of 2005. This was due to the increase in the number of owned vessels resulting in 887 additional days. This increase, however, was mitigated by the redelivery of chartered-in vessels during the second quarter of 2006, following the expiration of their charters, reducing the available days by 671 days. Navios can increase or decrease its fleet's size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the three month period ended June 30, 2006 was $16,687 per day, $9,562 per day lower than the rate achieved in the same period of 2005. This was primarily due to the decline in the freight market resulting in lower charter-out daily rates in the second quarter of 2006 than those achieved in the second quarter of 2005.

Revenue:    Revenue decreased to $52.9 million for the three month period ended June 30, 2006 as compared to the $66.0 million for the same period of 2005. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $13.1 million or 20.8% to $50.0 million for the three month period ended June 30, 2006 from $63.1 million for the same period of 2005. This decrease is mainly attributable to the decline in the market resulting in lower charter-out daily hire rates in the second quarter of 2006 as compared to the same period of 2005.

Revenue from the port terminal was approximately $2.9 million for both quarters in 2006 and 2005 with a slight decrease in the second quarter of 2006. This is due to the port terminal throughput volume decrease of approximately 1.8% to 697,000 tons for the three month period ended June 30, 2006 from 710,000 tons for the same period in 2005.

Gains and Losses on FFAs:    Income from FFAs decreased by $2.1 million to a gain of $1.7 million during the three month period ended June 30, 2006 as compared to $3.8 million gain for the same period in 2005. This is due to six FFAs qualified for hedge accounting, effective April and May 2006. Navios records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of six FFAs qualifying for hedge accounting, representing unrealized gains or losses at June 30, 2006, of $7.9 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders' equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gains/(Loss) on Forward Freight Agreements’’. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios' net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

Baltic Exchange’s Panamax Time Charter Average Index
April 14, 2005	$37,412(b	)
June 30, 2005	$18,103(a	)(*)
May 2, 2006	$16,337(c	)
June 30, 2006	$24,117(d	)(*)

(a)	Low for Q2 – 2005

(b)	High for Q2 – 2005

(c)	Low for Q2 – 2006

(d)	High for Q2 – 2006

(*)	Period end rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $15.9 million or 41.3% to $22.6 million for the three month period ended June 30, 2006 as compared to $38.5 million for same period in 2005. This was primarily due to (a) the decline in the market which positively affected the charter-in daily hire rate cost from $19,766 per day in the second quarter of 2005 to $9,655 per day for the same period of 2006 (b) the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in the second quarter of 2006, whereas these costs were borne by the charterers, as compared to the same period of 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $2.8 million to $5.0 million or 127.3% for the three month period ended June 30, 2006 as compared to $2.2 million for the same period in 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to normal usage due to the increase of the owned fleet by ten vessels during the period since Navios’ acquisition.

General and Administrative Expenses:    General and administrative expenses increased by $0.9 million to $4.0 million or 29.0% for the three month period ended June 30, 2006 as compared to $3.1 million for the same period of 2005. However, excluding the transaction costs of approximately $0.8 million incurred in connection with the sale of Navios during the second quarter of 2005, general and administrative expenses show an increase of 73.9% in the second quarter of 2006 as compared to the same period of 2005. The increase is mainly attributable to (a) increase in payroll and related costs, (b) increase in professional, legal, and audit fees and traveling due to the additional costs incurred by Navios as a public company, (c) increased office expenses as a result of the Company’s move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the three month period ended June 30, 2006 the increase in depreciation is attributable to the acquisition of ten vessels which had a $3.3 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios' amortization policy under Liquidity and Capital Resources.

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase when comparing to periods prior to this date due to the new debt incurred on August 25, 2005 and restructured on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of an additional ten vessels. As a result, interest expense for the three month period ended June 30, 2006 is not directly comparable to the same period of 2005. Interest income increased by $0.1 million to $0.7 million for the three month period ended June 30, 2006 as compared to $0.6 million for the same period of 2005. Although the average cash balances decreased from $59.6 million in the second quarter of 2005 to $55.1 million in the same period of 2006 interest was increased as a result of the higher weighted average interest rate which increased to 4.0% in the second quarter of 2006 from 2.8% in the same period of 2005.

Other Income:    Other income increased by $1.3 million to $1.2 million for the three month period ended June 30, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short and long term.

Net Other Expense:    Other expense decreased by $0.3 million to $0.1 million for the three month period ended June 30, 2006. This change is mainly due to less realized foreign exchange losses from the settlement of payables raised in currencies other than US dollars during the period.

For the Six Month Period ended June 30, 2006 compared to the Six Month Period ended June 30, 2005

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2006 and 2005. This information was derived from the unaudited consolidated revenue and expense accounts of Navios as predecessor for the first half of 2005 and as successor for the same period in 2006. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of the fair value purchase accounting adjustments.

	Successor	Predecessor
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Revenue	$102,031	$127,326
Gain (loss) on Forward Freight Agreements	3,327	(799)
Time charter, voyage and port terminal expenses	(43,390)	(75,933)
Direct vessel expenses	(9,211)	(4,354)
General and administrative expenses	(7,637)	(6,748)
Depreciation and amortization	(19,144)	(2,982)
Interest income	1,129	861
Interest expense and finance cost, net	(19,993)	(990)
Other income	2,640	845
Other expense	(142)	(595)
Income before equity in net earnings of affiliate companies	9,610	36,631
Equity in net Earnings of Affiliated Companies	296	640
Net income	$9,906	$37,271

Set forth below are selected historical and statistical data for Navios as predecessor (2005) and successor (2006), that the Company believes may be useful in better understanding the Company's financial position and results of operations.

	Six month period ended June 30,
	2006	2005
FLEET DATA
Available days(*)	4,983	4,811
Operating days	4,972	4,783
Fleet utilization	99.78%	99.42%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$17,905	$24,011
Time Charter Equivalents (excluding FFAs)	$17,237	$24,177

(*)	Navios has currently fixed out (i.e. arranged charters for) 96.0% and 45.1% of its 2006 and 2007 available days, respectively.

During the six month period ended June 30, 2006, there were 172 more available days as compared to the same period of 2005. This was due to the increase in the number of owned vessels resulting in 1,469 additional days. This increase, however, was mitigated by the redelivery of chartered-in vessels during 2005 and the first half of 2006, following the expiration of their charters, reducing the available days by 1,297 days. Navios can increase or decrease its fleet's size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the six month period ended June 30, 2006 was $17,237 per day or $6,940 per day lower than the rate achieved in the same period of 2005. This was primarily due to the decline in the freight market resulting in lower charter-out daily rates in the first half of 2006 than those achieved in the first half of 2005.

Revenue:    Revenue decreased to $102.0 million for the six month period ended June 30, 2006 as compared to the $127.3 million for the same period of 2005. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $25.0 million or 20.3% to $98.1 million for the six month period ended June 30, 2006 from $123.1 for the same period of 2005. This decrease is mainly attributable to the decline in the market resulting in lower charter-out daily hire rates in the first half of 2006 as compared to the same period of 2005.

Revenues from the port terminal decreased by $0.3 million to $3.9 million for the six month period ended June 30, 2006 as compared to $4.2 million in the same period of 2005. Port terminal throughput volume for the six month period ended June 30, 2006 decreased to 1.023 million tons as compared to 1.044 million tons during the same period in 2005.

Gains and Losses on FFAs:    Income from FFAs increased by $4.1 million to a gain of $3.3 million during the six month period ended June 30, 2006 as compared to $0.8 million loss for the same period in 2005. Navios records the change in the fair value of derivatives at each balance sheet date. This is due to six FFAs qualified for hedge accounting, effective April and May 2006. Navios records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of six FFAs qualifying for hedge accounting, representing unrealized gains or losses at June 30, 2006, of $7.9 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders' equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios' net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 4, 2005	$34,227
February 8, 2005	$32,505
March 14, 2005	$40,842	(b)
March 31, 2005	$37,991
April 14, 2005	$37,412
June 30, 2005	$18,103	(a)(*)
January 26, 2006	$13,267	(c)
March 14, 2006	$19,626
March 31, 2006	$17,839
May 2, 2006	$16,337
June 30, 2006	$24,117	(d)(*)

(a)	Low for six months – 2005

(b)	High for six months – 2005

(c)	Low for six months – 2006

(d)	High for six months – 2006

(*)	Period end rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $32.5 million or 42.8% to $43.4 million for the six month period ended June 30, 2006 as compared to $75.9 million for the same period in 2005. This was primarily due to (a) the decline in the market which positively affected the charter – in daily hire rate cost from $19,777 per day in the first half of 2005 to $9,646 per day for the same period of 2006 (b) the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in the first half of 2006, whereas these costs were borne by the charterers, as compared to the same period of 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $4.8 million to $9.2 million or 109.1% for the six month period ended June 30, 2006 as compared to $4.4 million for the same period in 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to normal usage and to the increase of the owned fleet by ten vessels during the period since Navios’ acquisition.

General and Administrative Expenses:    General and administrative expenses increased by $0.9 million or 13.4% to $7.6 million for the six month period ended June 30, 2006 as compared to $6.7 million for the same period in 2005. However, excluding the transaction costs of approximately $1.8 million incurred in connection with the sale of Navios during the first half of 2005, general and administrative expenses show an increase of 55.1% in the first half of 2006 as compared to the same period of 2005. The increase is mainly attributable to (a) increase in payroll and related costs, (b) increase in professional, legal, and audit fees and traveling due to the additional costs incurred by Navios as a public company and (c) increased office expenses as a result of the Company’s move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of

Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the six month period ended June 30, 2006 the increase in depreciation is attributable to the acquisition of ten vessels having a $5.7 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios' amortization policy under Liquidity and Capital Resources.

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase when compared to periods prior to this date due to the new debt incurred on August 25, 2005 as restructured on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of additional vessels. As a result, interest expense for the six month period ended June 30, 2006 is not directly comparable to the same period of 2005. Interest income increased by $0.2 million to $1.1 million for the six month period ended June 30, 2006 as compared to $0.9 million for the same period of 2005. Although the average cash balances decreased from $73.9 million in the first half of 2005 to $49.9 million in the same period of 2006 interest was increased as a result of the higher weighted average interest rate which increased to 4.6% in the first half of 2006 from 2.7% in the same period of 2005.

Other Income:    Other income increased by $1.8 million to $2.6 million for the six month period ended June 30, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short and long term.

Net Other Expense:    Other expense decreased by $0.5 million to $0.1 million for the six month period ended June 30, 2006. This change is mainly due to less realized foreign exchange losses from the settlement of payables raised in other currencies than US dollars during the period.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank term loans. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios anticipates that internally generated cash flows and borrowings under the secured credit facility, which was assumed in the acquisition / reincorporation, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. See ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios' working capital position. The successor periods include the effect of fair value purchase accounting adjustments and as a result, are not directly comparable to the predecessor periods. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The following table presents cash flow information of Navios for the successor and predecessor periods. The information for the successor and predecessor periods was derived from the unaudited consolidated statements of cash flows of Navios for the six month periods ended June 30, 2006 (successor) and 2005 (predecessor).

	Successor Six Month Period ended June 30, 2006	Predecessor Six Month Period ended June 30, 2005
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net Cash from operating activities	22,506	49,647
Net Cash used in investing activities	(89,780)	(2,841)
Net Cash provided by (used in) financing activities	129,738	(500)
Increase in cash and cash equivalents	62,464	46,306
Cash and cash equivalents, beginning of the period	37,737	46,758
Cash and cash equivalents, end of period	100,201	93,064

Cash provided by operating activities for the six month period ended June 30, 2006 as compared to the six month period ended June 30, 2005:

Net cash provided by operating activities decreased by $27.1 million to $22.5 million for the six month period ended June 30, 2006 as compared to $49.6 million for the same period of 2005. The decrease resulted primarily from lower net income in the six month period ended June 30, 2006 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk ﬂeet and port terminal facilities, is not directly comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk ﬂeet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

The fair value of open FFA trades at June 30, 2006 was lower than in the same period of 2005 and amounted to $2.8 million and $22.1 respectively, reflecting the mark to market values at the end of the respective periods (See rate tables on pages 10 and 13). Unrealized losses from FFAs for the six month periods ended June 30, 2006 and 2005 amounted to $3.4 million and $25.0 million respectively and reflects the change in net fair value on open FFA contracts between the periods. The $3.4 million loss at June 30, 2006, represents $7.9 million loss on FFAs qualifying for hedge accounting treatment which has been reflected in ‘‘Other Comprehensive Income/(Loss)’’ under stockholders’ equity, which offsets the $4.5 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results.

The liability for derivative accounts increased during the six month period ended June 30, 2006 by $12.3 million due to the movement in the unrealized component of the NOS ASA portfolio, changing from a $0.3 million gain to a $12.9 million gain, which was mitigated by the payments on interest rate swaps of $0.3 million. In the same period of 2005, the derivative liability decreased by $5.6 million due to the NOS ASA portfolio changing from a $1.9 million gain to a $2.8 million loss and payment on interest rate swaps of $0.8 million.

Restricted cash increased by $19.9 million from $4.1 million at December 31, 2005 to $24.0 million at June 30, 2006. The primary reasons for this increase were (a) the additional deposits made to NOS ASA of $11.0 million with respect to FFAs trading and (b) the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $8.9 million. During the corresponding period in 2005 restricted cash decreased by $0.6 million from $3.5 million at December 31, 2004 to $2.9 million at June 30, 2005. The primary reason for this decrease was the reduction in the deposits made to NOS ASA by $0.4 million and the increase in deposits made in connection with the issuance of letters of guarantee and letters of credit.

Accounts receivable net decreased by $2.7 million from $13.7 million at December 31, 2005 to $11.0 at June 30, 2006. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $3.6 million from $10.5 million at the end of December 31, 2005 to $6.9 million at the end of June 30, 2006 which was offset by the general increase in trade receivables. During the corresponding period in 2005 accounts receivable net increased by $4.2 million. This increase is primarily due to the increase in accounts receivable from FFA trading partners which increased by $0.8 million from $12.7 million at December 31, 2004 to $13.8 million at June 30, 2005 and the general increase in trade receivables.

Prepaid expenses and other current assets increased by $5.0 million from $6.4 million at December 31, 2005 to $11.4 million at June 30, 2006. The main reason for the increase in prepaid expenses was the increase in inventories of $1.1 million and in prepaid voyage expenses of $3.4 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net increase of $0.5 million at June 30, 2006 as compared to December 31, 2005. During the corresponding period in 2005 prepaid expenses decreased by $2.5 million. This decrease was mainly attributable to the decrease in prepaid voyage expenses by $3.1 million which was offset by the increase in other prepaid balances of $0.6 million.

Accounts payable increased by $1.3 million from $13.9 million at December 31, 2005 to $15.2 million at June 30, 2006. The primary reason for the increase was the increase in supplier payables, which was mitigated by a change in the amount due to FFA trading partners, which decreased by $2.4 million during the six month period ended June 30, 2006. During the corresponding period of 2005 accounts payable decreased by $3.2 million. The main reason for the decrease was the decrease in the amounts due to FFA trading partners by approximately an equal amount.

Accrued expenses increased by $5.6 million to $16.9 million at June 30, 2006 as compared to $11.3 million on December 31, 2005. There are various reasons for this increase, including a $9.0 million increase in accrued interest on borrowings which was mitigated by a decrease of $3.4 million in all other accruals mainly involving the following: (a) the accrual of audit and other consultancy fees as a result of Navios transitioning from private company status to a public company in 2005 decreased by $1.1 million as of June 30, 2006 and (b) the restructuring of the debt as of December 21, 2005 resulted in financing fees being accrued in the amount of $2.6 million at December 31, 2005 and went down by $1.8 million to $0.8 million at June 30, 2006. During the corresponding period in 2005 accrued expenses decreased by $2.1 million. The decrease was mainly attributable to the cash settlement of a litigation regarding the SD Victory of $0.7 million and the reduction in the accrual for loss making voyages by $1.3 million.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $0.6 million as a result of an increase in the number of voyages extending over the period end. There was one voyage at December 31, 2005 amounting to $1.6 million compared to 4 voyages at the end of June 30, 2006 amounting to $2.2 million. During the same period the deferred hire on chartered-out vessels decreased by $1.5 million because there were 124 fewer deferred days amounting to 121 at June 30, 2006 as compared to 245 deferred days at December 31, 2005. During the corresponding period in 2005 deferred voyage revenue decreased by $3.5 million from $15.1 million at December 31, 2005 to $11.6 million at June 30, 2005, primary due to the decrease in the number of freight voyages.

Cash used in investing activities for the six month period ended June 30, 2006 as compared to the six month period ended June 30, 2005:

Cash used in investing activities was $89.8 million for the six month period ended June 30, 2006, or an increase of $87.0 million from $2.8 million for the same period in 2005.

In 2006 Navios paid $88.6 million for the acquisition of one vessel and three purchase option vessels. No vessels were acquired in the same period of 2005.

Purchase of property and equipment of $1.2 million for the six month period ended June 30, 2006 and $2.8 million for the same period in 2005 represents, in most part, the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction of the new horizontal silo with ancillary equipment during 2005.

Cash provided by (used in) financing activities for the six month period ended June 30, 2006 as compared to the six month period ended June 30, 2005:

Cash provided from financing activities was $129.7 million for the six month period ended June 30, 2006, while for the same period of 2005 $0.5, had been used in financing activities

Cash provided by financing activities was the result of $97.7 million proceeds derived from the restructured credit agreement signed on December 21, 2005, which were utilized to partially finance the acquisition of one vessel and three option vessels and the proceeds from the exercise of warrants resulting in issuance of common stock of $65.4 million. This was offset by $33.4 million of cash used in financing activities which consisted of $30.4 million of installments paid in connection with the credit facility and $3.0 million dividends paid on March 13, 2006.

Cash used in financing activities was $0.5 million for the six month period ended June 30, 2005. The amount of $0.5 million relates to installments paid in connection with the credit facilities as of that time.

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios' ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios' results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios' performance.

EBITDA Reconciliation to Cash from Operations:

(in thousands of US Dollars)

	Successor	Predecessor
	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005
	(unaudited)	(unaudited)
Net cash provided by operating activities	$13,809	$31,470
Net increase (decrease) in operating assets	26,948	(10,053)
Net (increase) decrease in operating liabilities	(29,389)	12,973
Net interest cost (income)	10,126	(44)
Deferred finance charges	(575)	(14)
Provision for losses on accounts receivable	3	(32)
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	3,138	(8,819)
Earnings in affiliates, net of dividends received	15	337
Payments for drydock and special survey costs	473	—
EBITDA	$24,548	$25,818

	Successor	Predecessor
	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
	(unaudited)	(unaudited)
Net cash provided by operating activities	$22,506	$49,647
Net increase in operating assets	22,016	286
Net (increase) decrease in operating liabilities	(20,277)	14,743
Net interest cost	18,864	129
Deferred finance charges	(1,228)	(27)
Provision for losses on accounts receivable	3	880
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	5,942	(25,309)
Earnings in affiliates, net of dividends received	(286)	157
Payments for drydock and special survey costs	1,605	—
EBITDA	$49,145	$40,506

EBITDA decreased by $1.3 million to $24.5 million for the three month period ended June 30, 2006 as compared to $25.8 million for the same period of 2005.The decrease is mainly attributable to (a) a gain in FFAs trading of $1.7 million in the second quarter of 2006 versus a gain of $3.8 million in the same period in 2005, resulting in an unfavorable FFA variance of $2.1 million and (b) the reduction in revenues and from $66.0 million in the second quarter of 2005 to $52.9 million in the same period of 2006. Time charter and voyage expenses decreased from $38.5 million in the second quarter of 2005 to $22.6 million in the same period of 2006. This was mainly due to redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet. The $15.9 million or 41.3% reduction in time charter and voyage expenses more than offsets the $15.2 million decline in revenues. However, the expansion of the owned fleet from six vessels in the second quarter of 2005 to 16 vessels in the same period of 2006 increased the direct vessels expenses by $2.8 million, which together with the $ 0.9 million increase in general and administrative expenses eliminated the favorable decrease in time charter and voyage expenses. The net decrease of $3.0 million as a result of the above was mitigated by the increase in other income due to the gains from swaps’ mark to market valuation.

EBITDA increased by $8.6 million to $49.1 million for the six month period ended June 30, 2006 as compared to $40.5 million for the same period of 2005.The increase is mainly attributable to (a) a gain in FFAs trading of $3.3 million in the first half of 2006 versus a loss of $0.8 million in the same period in 2005, resulting in a favourable FFA variance of $4.1 million and (b) a reduction in time charter and voyage expenses from $75.9 million in the first half of 2005 to $43.4 million in the same period of 2006. This was mainly due to redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet. The $32.5 million or 42.8% reduction in time charter and voyage expenses and the FFAs favourable increase more than offsets the $25.3 million decline in revenues from $127.3 in the first half of 2005 to $102.0 million in the same period of 2006, the increase in direct vessel expenses of $4.8 million due to the expansion of the owned fleet from six vessels in the first half of 2005 to 16 vessels in the same period of 2006 and the increase in general and administrative expenses by $0.9 million. The net increase of $5.6 as a result of the above was further increased by the increase in other income due to the gains from the swaps’ mark to market valuation.

Long Term Debt Obligations and Credit Arrangements:

The principal payments of the credit facility outstanding balance as of June 30, 2006 for the next 5 calendar years and thereafter are as follows:

June 30, 2006
Year	Amounts in million of U.S. Dollars
2006	30.7
2007	61.3
2008	61.3
2009	59.4
2010	59.4
2011 and thereafter	288.6

Contractual Obligations (Successor):

	June 30, 2006
	Payment due by period ($ in millions)
	Total	1-3 years	3-5 years	More than 5 years
Long term debt – as restructured(i)(ii)	560.7	153.3	118.8	258.6
Operating Lease Obligations (Time Charters)(ii)	251.6	126.9	65.8	58.9
Rent Obligations(iii)	7.9	2.6	1.8	3.5

(i)	The amount identified represents principal due as of June 30, 2006 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(ii)	As further discussed in the following paragraph under ‘‘Exercise of Vessel Purchase Options’’, Navios gave notice of its intention to purchase six vessels. The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of June 30, 2006.

(iii)	At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios' headquarters. Management has commissioned an internal task force to implement this plan. On January 2, 2006 the Company relocated its headquarters to new premises in Piraeus, Greece leased by Navios’ subsidiaries. The effect of this relocation is reflected in the increase of rent obligations as of June 30, 2006. The relocation plan of Navios offices from South Norwalk to New York has not yet been implemented.

Exercise of Vessel Purchase Options:

Vessel Name	Vessel Type	Built	DWT
Notice of exercise of option given:
Navios Meridian	Ultra-Handymax	2002	50,316
Navios Mercator	Ultra-Handymax	2002	53,553
Navios Galaxy I	Panamax	2001	74,195
Navios Magellan	Panamax	2000	74,333
Navios Horizon	Ultra-Handymax	2001	50,346
Navios Arc	Ultra-Handymax	2003	53,514
Navios Star	Panamax	2002	76,662

On August 25, 2005 Navios had options to purchase 13 vessels of its long term chartered-in fleet, including those to be delivered, of which six have been exercised. During November 2005, Navios signed two more charter-in contracts with options to purchase these vessels, bringing the total to 15. More specifically, during September, October and November, 2005, Navios gave notice, to the owners of four Ultra-Handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels at the option exercise price of approximately $20 million each. Notice of intent to exercise was given to the owner of the Navios Horizon, the sixth purchase option vessel, on November 15, 2005. As of December 31, 2005, Navios had executed all exercisable purchase options comprising four Ultra Handymax vessels and two Panamax vessels. The first two of the option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively, the third option vessel, the Navios Arc, was delivered on February 10, 2006, the fourth vessel, the Navios Galaxy I, was delivered on March 23, 2006, the fifth vessel, the Navios Magellan, was delivered on March 24, 2006 and the sixth vessel, the Navios Horizon, was delivered on April 10, 2006. The total acquisition cost of these six additional vessels was approximately $115 million. Navios also believes that the market value of the six vessels is approximately $200 million. Navios also believes that the charter revenue, net of expenses, for these vessels will be sufficient to meet the principal and interest obligations on this new debt and, therefore, Navios' net cash flow will not be negatively impacted. However, the current portion of this new debt will cause current liabilities to further exceed current assets. On August 1, 2006, Navios exercised its option to acquire the Navios Star, the first of the remaining nine option vessels. As a result, the Company has options to acquire four of the remaining eight chartered-in vessels currently in operation and four of the seven long term chartered-n vessels on order.

Working Capital Position

On June 30, 2006 and December 31, 2005, Navios' current assets totaled $212.8 and $114.5 million respectively, while current liabilities totaled $181.7 and $133.6 million respectively, resulting in a positive working capital position of $31.1 at June 30, 2006 and negative working capital position of $19.1 million at December 31, 2005. The working capital at June 30, 2006, includes the net proceeds from the exercise of the warrants discussed above under ‘‘Recent Developments’’, a portion of which will be utilized to partially finance the South American logistics business. Excluding these proceeds, the working capital position at June 30, 2006 is a negative of $32.7 million. Navios' cash forecast indicates that it will generate sufficient cash during 2006 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2006.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash flows with a view toward increasing working capital.

Dividend Policy

Subject to the approval of the lenders, Navios' Directors may from time to time consider the payment of dividends and have declared a quarterly cash dividend of $0.0666 per common share or an aggregate amount of approximately $3.0 million in respect of the fourth quarter of 2005, paid on March 13, 2006, to stockholders of record as of February 27, 2006 and a dividend of approximately $4.1 million for the first quarter of 2006, paid on July 5, 2006, to stockholders on record as of June 15, 2006. On August 2, 2006, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on September 27, 2006 to stockholders of records as of August 31, 2006.

Concentration of Credit Risk

For the six month period ended June 30, 2006, there were no customers who accounted for more than 10%of Navios’ revenue. For the same period of 2005 there were two customers from the vessel operations segment who accounted for 19.3% and 11.2% each of Navios’ revenue.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios' non-cancelable operating leases are disclosed in Navios' June 30, 2006 unaudited Interim Consolidated Financial Statements. As of both June 30, 2006 and December 31, 2005, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $0.6 and $2.3 million at June 30, 2006 and December 31, 2005 respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date, which was June 21, 2006.

Related Party Transactions

Vessel acquisitions:    On December 19, 2005 Navios signed an agreement to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Angeliki Frangou family the Company’s Chairman and Chief Executive Officer. The three vessels were delivered in 2005 while the fourth the Navios Gemini S built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four vessels including backlogs was USD$119.8 million and was funded (i) with $13.0 million of Navios’ available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios authorized common stock. Navios believes the terms of the purchase agreements for these vessels were the same as could have been expected in an arm’s length transaction.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month periods ended June 30, 2006 and 2005 were $93,000 and $118,000, respectively. Commissions paid to Acropolis for the six month periods ended June 30, 2006 and 2005 were $93,000 and $306,000, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month periods ended June 30, 2006 Navios received dividends of $127,000 and $490,000 respectively. During the six month periods ended June 30, 2006 Navios received dividends of $582,000 and $972,000 respectively. An amount of $104,000 and $90,000 representing commissions due to Acropolis is included in accounts payable as at June 30, 2006 and December 31, 2005 respectively.

On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki – Ikodomiki – Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, our Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of the Company’s subsidiaries. The total annual lease payments are EUR 420,000 (approximately $500,000) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were similar to those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Exercise of warrants:    On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise 15,978,280 of its 65,500,000 outstanding warrants. Ms. Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise all of her 6,666,280 warrants

Quantitative and Qualitative Disclosure About Market Risks:    Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments – On June 30, 2006 and December 31, 2005, Navios had a total of $560.7 million and $493.4 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate. A new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios, was assumed by Navios in the acquisition / reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG up to $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while $204 million from the balance of $214 million was utilized for the acquisition of 10 vessels. Following the acquisition of the 10 vessels the loan is considered fully drawn. The interest rate under the facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. Amounts drawn under the facility are secured by the assets of Navios. The fair market value of Navios fixed rate debt was, and continues to be, its face value. Because the interest on the debt is at a floating rate, changes in interest rates would have no effect on the value of the debt. A change in the LIBOR rate of 100 basis points would change interest expense by $1.3 million and $0.66 million per year as of June 30, 2006 and December 31, 2005, respectively.

Interest Rate Swaps – Navios has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios to convert long-term borrowings issued at floating rates into equivalent fixed rates. At June 30, 2006, Navios had two remaining swaps with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $33.9 million. The swaps were entered into at various points in 2001 and mature in 2006 and 2010 in the respective amounts of $13.0 million and $20.9 million. Navios estimates that it would have to pay $0.2 million and $1.5 million to terminate these agreements as of June 30, 2006 and December 31, 2005 respectively. Navios' net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A one hundred basis points change in interest rates would increase or decrease interest expense by $1.9 million per year and by $0.9 million per year as of June 30, 2006 and December 31, 2005, respectively. The swaps are set by reference to the difference between the 3 month LIBOR (which is the base rate under Navios' long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.54% to 5.65%. However, once market interest rates exceed 7.5%, Navios would only be subject to the market interest rates in excess of the 7.5%.

On December 21, 2005 and in connection with the secured credit facility, Navios entered into an ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $ 171 million and de-escalated down to $100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $ 82 million and de-escalated down to $ 13.25 million following the loan repayment schedule).

In July 2006, and in connection with the secured credit facility with HSH Nordbank AG, Navios entered into a second ISDA (International Swap Dealer Association, Inc.) agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of the secured facility as above. The ISDA Agreement is bound by the same securities as the secured credit facility discussed in the preceding paragraph.

Foreign Currency Risk:

Foreign Currency Certain of the Company expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2006 and December 31, 2005, would increase or decrease net income per year by less than $0.06 million and $0.1 million, respectively.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) – Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, is first recognized when measuring the profit or loss of the related transaction. Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of $0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and will commence in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $5.5 million. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings. At December 31, 2005, none of the open FFAs qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. For positions Navios deems to be open, a ten percent change in underlying freight market indices would increase or decrease net income per year by $2.9 million and $2.8 million as of June 30, 2006 and December 31, 2005 respectively.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars – except per share data)

	Notes	June 30, 2006	December 31, 2005
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	4, 9	$100,201	$37,737
Restricted cash	9	23,936	4,086
Accounts receivable, net of allowance for doubtful accounts of $408 as at June 30, 2006 and $411 as at December 31, 2005		10,955	13,703
Short term derivative asset	9	60,889	45,556
Short term backlog asset	7	5,474	7,019
Prepaid expenses and other current assets		11,355	6,438
Total current assets		212,810	114,539
Deposit on exercise of vessels purchase options		—	8,322
Vessels, port terminal and other fixed assets, net	6	488,512	365,997
Long term derivative assets	9	291	28
Deferred financing costs, net		10,449	11,677
Deferred dry dock and special survey costs, net		3,447	2,448
Investments in affiliates		371	657
Long term backlog asset	7	5,142	7,744
Trade name	7	87,619	89,014
Port terminal operating rights	7	30,344	30,728
Favorable lease terms and purchase options	7	80,295	117,440
Goodwill		40,789	40,789
Total non-current assets		747,259	674,844
Total Assets		$960,069	$789,383
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$15,163	$13,886
Dividends payable	16	4,088	—
Accrued expenses		16,919	11,253
Deferred voyage revenue		8,195	6,143
Short term derivative liability	9	67,917	39,992
Short term backlog liability	7	8,109	8,109
Current portion of long term debt	8	61,319	54,221
Total current liabilities		181,710	133,604
Long term debt, net of current portion	8	499,389	439,179
Long term liabilities		1,268	2,297
Long term derivative liability	9	2,528	598
Long term backlog liability	7	1,925	5,947
Total non-current liabilities		505,110	448,021
Total liabilities		686,820	581,625
Commitments and Contingencies	12	—	—
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 61,379,134 and 44,239,319 as of June 30, 2006 and December 31, 2005, respectively	11	6	4
Additional paid-in capital	11	272,995	205,593
Shares to be issued	11	3,184	—
Accumulated other comprehensive income/(loss)	9	(7,891)	—
Retained earnings		4,955	2,161
Total stockholders’ equity		273,249	207,758
Total Liabilities and Stockholders’ Equity		$960,069	$789,383

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

		Successor	Predecessor	Successor	Predecessor
	Note	Three Month Period ended June 30, 2006	Three Month Period ended June 30, 2005	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	14	$52,862	$65,960	$102,031	$127,326
Gain (loss) on Forward Freight Agreements	9	1,665	3,768	3,327	(799)
Time charter, voyage and port terminal expenses		(22,622)	(38,463)	(43,390)	(75,933)
Direct vessel expenses		(5,047)	(2,245)	(9,211)	(4,354)
General and administrative expenses		(4,042)	(3,104)	(7,637)	(6,748)
Depreciation and amortization	6, 7	(9,024)	(1,493)	(19,144)	(2,982)
Interest income		661	559	1,129	861
Interest expense and finance cost, net	8	(10,787)	(515)	(19,993)	(990)
Other income		1,215	(125)	2,640	845
Other expense		(99)	(372)	(142)	(595)
Income before equity in net earnings of affiliate companies		4,782	23,970	9,610	36,631
Equity in net Earnings of Affiliated Companies		142	337	296	640
Net income		$4,924	$24,307	$9,906	$37,271
Earnings per share, basic		$0.10	$27.80	$0.21	$42.62
Weighted average number of shares, basic	15	49,801,893	874,584	47,581,444	874,584
Earnings per share, diluted		$0.10	$27.80	$0.21	$42.62
Weighted average number of shares, diluted	15	49,801,893	874,584	47,581,444	874,584

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

		Successor	Predecessor
	Note	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2005
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$9,906	$37,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	19,144	2,982
Amortization of deferred financing cost		1,228	27
Amortization of deferred dry dock costs		606	124
Amortization of backlog		625	—
Provision for losses on accounts receivable		(3)	(880)
Unrealized (gain)/loss on FFA derivatives		(4,453)	25,019
Unrealized loss on foreign exchange contracts		—	401
Unrealized (gain)/loss on interest rate swaps		(1,489)	(111)
Earnings in affiliates, net of dividends received		286	(157)
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(19,850)	596
Decrease (increase) in accounts receivable		2,751	(3,337)
(Increase) decrease in prepaid expenses and other current assets		(4,917)	2,455
Increase (decrease) in accounts payable		1,277	(3,248)
Increase (decrease) in accrued expenses		5,666	(2,124)
Increase (decrease) in deferred voyage revenue		2,052	(3,554)
(Decrease) increase in long term liability		(1,029)	(206)
Increase (decrease) in derivative accounts		12,311	(5,611)
Payments for dry dock and special survey costs		(1,605)	—
Net cash provided by operating activities		22,506	49,647
INVESTING ACTIVITIES:
Acquisition of vessels	6, 13	(88,561)	—
Purchase of property and equipment	6	(1,219)	(2,841)
Net cash (used in) provided by investing activities		(89,780)	(2,841)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	97,659	—
Repayment of long term debt	8	(30,351)	(500)
Dividends paid		(3,024)	—
Issuance of common stock		65,454	—
Net cash provided by (used in) financing activities		129,738	(500)
(Decrease) increase in cash and cash equivalents		62,464	46,306
Cash and cash equivalents, beginning of year		37,737	46,758
Cash and cash equivalents, end of year		$100,201	$93,064
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$9,127	$1,922

Non-cash investing and financing activities

See Notes 6 and 11 for issuance of shares in connection with the acquisition of vessels

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars – except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Legal Reserve (Restricted)	Shares to be Issued	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2004 (Predecessor)	874,584	$87	$60,570	$289	$—	$113,845	$—	$174,791
Net income – January 1, 2005 to August 25, 2005	—	—	—	—	—	51,337	—	51,337
Movement in legal reserve	—	—	—	163	—	(163)	—	—
Balance August 25, 2005 (Predecessor)	874,584	87	60,570	452	—	165,019	—	226,128
Elimination of historical stockholders’ equity	(874,584)	(87)	(60,570)	(452)	—	(165,019)	—	(226,128)
Push down of purchase accounting	—	—	607,967	—	—	—	—	607,967
Downstream merger	39,900,000	4	(423,719)	—	—	—	—	(423,715)
Issuance of common stock in connection with the acquisition of vessels (Note 6)	4,339,319	—	21,345	—	—	—	—	21,345
Net income August 26, 2005 to December 31, 2005	—	—	—	—	—	2,161	—	2,161
Balance December 31, 2005 (Successor)	44,239,319	4	205,593	—	—	2,161	—	207,758
Net income	—	—	—	—	—	9,906	—	9,906
Other comprehensive income/ (loss)	—	—	—	—	—	—	—	—
– Change in fair value of financial instruments	—	—	—	—	—	—	(7,891)	(7,891)
Comprehensive income/ (loss)								2,015
Issuance of common stock in connection with the acquisition of vessels (Note 6)	1,161,535	—	5,134	—	—	—	—	5,134
Issuance of common stock in connection with the exercise of warrants (Note 11)	15,978,280	2	65,452	—	—	—	—	65,454
Shares to be issued (Note 11)	—	—	(3,184)	—	3,184	—	—	—
Dividends declared ($3,024 paid)	—	—	—	—	—	(7,112)	—	(7,112)
Balance June 30, 2006 (unaudited)	61,379,134	$6	$272,995	$—	$3,184	$4,955	$(7,891)	$273,249

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 1 — DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios’ annual report filed on Form 20-F with the Securities Exchange Commission.

The consolidated statements of cash flows for all period presented have been reclassified to reflect drydock and special survey costs as operating activities instead of investing activities to conform to the presentation adopted by the Company starting January 1, 2006.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

Companies included in the consolidation:

Company Name	Nature / Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.
Navios Corporation	Sub-Holding Company	Marshall Is.
Navios International Inc.	Operating Company	Marshall Is.
Navimax Corporation	Operating Company	Marshall Is.
Navios Handybulk Inc.	Operating Company	Marshall Is.
Corporation Navios SA	Operating Company	Uruguay
Hestia Shipping Ltd.	Operating Company	Malta
Anemos Maritime Holdings	Sub-Holding Company	Marshall Is.
Navios Shipmanagement Inc.	Management Company	Marshall Is.
Achilles Shipping Corporation	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corp.	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.
Arc Shipping Corporation	Navios Arc	Marshall Is.
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.
Magellan Shipping Corporation	Navios Magellan	Marshall Is.
Acropolis Chartering & Trading Inc. (i)	Brokerage Company	Liberia

(i)	The company is 50% owned by Navios and is accounted for on the equity basis.

(c)	Recent Accounting Pronouncements: In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets – an amendment of FASB Statements No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have an effect on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

NOTE 3:    ACQUISITION/REINCORPORATION

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

The following table presents the unaudited pro forma results as if the acquisition, downstream merger and related financing had occurred at the beginning of the six month period ended June 30, 2005 (in thousands, except for numbers of and amounts per share):

Six month period ended June 30, 2005
(unaudited)
Gross revenues	$127,326
Net income	$14,874
Basic earnings per share	$0.37
Diluted earnings per share	$0.37
Average shares outstanding during the period presented	39,900,000
Warrants assumed to be outstanding	65,550,000
Proceeds to Company on exercise of warrants	327,750,000
Assumed market price for repurchase of incremental shares	5.00
Number of shares assumed to be repurchased	65,500,000
Incremental shares on exercise of warrants	—
Total number of shares assumed to be outstanding for dilution purposes	39,900,000

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition/reincorporation, had occurred at the beginning of the periods presented.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2006	December 31, 2005
Cash on hand and at banks	$26,492	$22,089
Short-term investments (Note 5)	63,867	—
Short-term deposits and highly liquid funds	9,842	15,648
Total cash and cash equivalents	$100,201	$37,737

NOTE 5:    SHORT TERM INVESTMENTS

In June 2006, the Company invested $63,781 in debt securities (commercial papers), maturing at various dates in July 2006 and with a face value of $63,979 million. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet.

At June 30, 2006, the fair value of these debt securities was $ 63,867. The unrealized holding gain on trading securities during the three and six month periods ended June 30, 2006, was $86 and has been included in other income in the consolidated statement of operations.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 6:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2005 (Successor)	$342,271	$(3,188)	$339,083
Additions	131,818	(9,933)	121,885
Balance June 30, 2006	474,089	(13,121)	460,968

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2005 (Successor)	$26,994	$(295)	$26,699
Additions	46	(426)	(380)
Balance June 30, 2006	27,040	(721)	26,319

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2005 (Successor)	$810	$(595)	$215
Additions	1,173	(163)	1,010
Balance June 30, 2006	1,983	(758)	1,225

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2005 (Successor)	$370,075	$(4,078)	$365,997
Additions	133,037	(10,522)	122,515
Balance June 30, 2006	503,112	(14,600)	488,512

During December 2005 and January 2006, the Company acquired four vessels for a total consideration of approximately $119.8 million ($24.8 million relates to vessel acquired in 2006) from companies affiliated with the Company’s CEO. The purchase price was paid with $80.3 million ($15.2 million relates to vessel acquired in 2006) drawn from the Company’s credit facility, $13.0 million ($4.5 million related to vessel acquired in 2006) from available cash and issuance of 5,500,854 shares of Company’s common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels, $4.82 per share for the third vessel and $4.42 per share for the fourth vessel, for a total value of $25.5 million (Note 11). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. The non cash component related to the issuance of common stock was $5.1 million for the six month period ended June 30, 2006.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 7:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2006 and December 31, 2005 consist of the following:

Successor:	Balance	Accumulated Amortization	Net Book Value June 30, 2006	Balance	Accumulated Amortization	Net Book Value December 31, 2005
Trade name	$90,000	$(2,381)	$87,619	$90,000	$(986)	$89,014
Port terminal operating rights	31,000	(656)	30,344	31,000	(272)	30,728
Favorable lease terms	87,884	(7,589)	80,295	125,167	(7,727)	117,440
Backlog assets	17,330	(6,714)	10,616	16,830	(2,067)	14,763
Backlog liabilities	(16,200)	6,166	(10,034)	(16,200)	2,144	(14,056)
Total	$210,014	$(11,174)	$198,840	$246,797	$(8,908)	$237,889

For the six month period ended June 30, 2006 and the period from August 26, 2005 to December 31, 2005, $35.7 million and $13.5 million, respectively, of favorable lease terms related to leases with purchase options had been transferred to fixed assets and capitalized as part of the cost of the purchased vessels upon exercise of purchase options.

NOTE 8:    BORROWINGS

On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount up to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and up to $214 million was set aside to finance the acquisition of ten vessels. As of June 30, 2006, the Company had acquired the above ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the Bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company. As of December 31, 2005, the Company had drawn $106 million.

NOTE 9:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The gains (losses) on interest rate swaps for the three month periods ended June 30, 2006 and 2005, were $667 and $(501) respectively, and for the six month periods ended June 30, 2006 and 2005, were $1,593 and $111, respectively. As of June 30, 2006 and December 31, 2005, the outstanding net asset/(liability) was $874 and $(915), respectively.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Foreign Currency Risk

The Company has not entered into any new Foreign Exchange Currency contracts (FEC) since March 28, 2005. During the period January 1, 2005 to March 28, 2005, the Company purchased €3,000 at an average rate of 1.30 with a sales value of $3,923.

These contracts matured within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $0 and $(320) for the three month periods ended June 30, 2006 and 2005; $0 and $(525) for the six month periods ended June 30, 2006 and 2005, respectively. The unrealized gain (loss) from FECs amounted to $0 and $(204) for the three month periods ended June 30, 2006 and 2005; $0 and $(401) for the six month periods ended June 30, 2006 and 2005, respectively.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

Effective April and May 2006, six FFAs qualified for hedge accounting and the changes in fair values of the effective portion representing unrealized gains or losses at June 30, 2006, were recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting of 0.5 million, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and will commence in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of June 30, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $5.5 million. As of June 30, 2006 there were no gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that had been reclassified to earnings.

The net gains (losses) from FFAs amounted to $1,665 and $3,768 for the three month period ended June 30, 2006 and 2005, respectively, and to $3,327 and $(799) for the six month periods ended June 30, 2006 and 2005, respectively.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

During the three month period ended June 30, 2006 and 2005, the changes in net unrealized gains (losses) on FFAs amounted to $2,575 and $(8,114), respectively and for the six month periods ended June 30, 2006 and 2005, the changes in net unrealized gains (losses) on FFAs amounted to $4,453 and $(25,019), respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	June 30, 2006	December 31, 2005
Short term FFA derivative asset	$72,948	$45,818
Long term FFA derivative asset	92	—
Short term FFA derivative liability	(67,848)	(39,578)
Long term FFA derivative liability	(2,391)	—
Net fair value on FFA contracts	$2,801	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(12,940)	$(331)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	June 30, 2006	December 31, 2005
Short term interest rate swap asset	$881	$69
Long term interest rate swap asset	199	28
Short term interest rate swap liability	(69)	(414)
Long term interest rate swap liability	(137)	(598)
Net fair value of interest rate swap contract	$874	$(915)

The open Forward Exchange Contracts (FECs), after consideration of their fair value, are summarized as follows:

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	June 30, 2006	December 31, 2005
FFAs	$2,801	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(12,940)	(331)
Interest rate swaps	874	(915)
Total	$(9,265)	$4,994

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

Balance Sheet Values

	June 30, 2006	December 31, 2005
Total short term derivative asset	$60,889	$45,556
Total long term derivative asset	291	28
Total short term derivative liability	(67,917)	(39,992)
Total long term derivative liability	(2,528)	(598)
Total	$(9,265)	$4,994

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

NOTE 10:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan were approximately $29 and $37 during the three month periods ended June 30, 2006 and 2005, respectively, and approximately $60 and $75 during the six month periods ended June 30, 2006 and 2005, respectively, which did not include any discretionary contributions.

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to these benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 in the three and six month periods ended June 30, 2006. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability ($0: June 30, 2006, $47: December 31, 2005) is included in accrued expenses and the non-current portion of the liability ($0: June 30, 2006, $770: December 31, 2005) is included in other long term liabilities.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

The Company uses December 31 as the measurement date of its plans.

Components of net periodic benefit cost for the three and six months periods ended June 30, 2006, are:

	Pension Benefits		Other Benefits
	Successor Three Month Period Ended June 30, 2006	Predecessor Three Month Period Ended June 30, 2005	Successor Three Month Period Ended June 30, 2006	Predecessor Three Month Period Ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Service cost	$5	$1	$—	—
Interest cost	4	5	11	$10
Plan participants’ contributions	—	—	—	—
Amendments	—	—	—	—
Amortization of prior service cost	—	—	—	—
Actuarial (gain) loss	—	—	—	—
Benefit obligation at end of the period	$9	$6	$11	$10
	Pension Benefits		Other Benefits
	Successor Six Month Period Ended June 30, 2006	Predecessor Six Month Period Ended June 30, 2005	Successor Six Month Period Ended June 30, 2006	Predecessor Six Month Period Ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Service cost	$10	$3	$—	$—
Interest cost	8	9	22	21
Plan participants’ contributions	—	—	—	—
Amendments	—	—	—	—
Amortization of prior service cost	—	—	—	—
Actuarial (gain) loss	—	—	—	—
Benefit obligation at end of the period	$18	$12	$22	$21

All of the Company’s plans are unfunded.

NOTE 11:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. Navios has agreed to file a registration statement registering the resale of such common stock (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) by August 25, 2006 and have such registration statement declared effective depending upon certain conditions within 120 days of the filing subject to certain penalties for failure to meet this deadline.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

Giving effect to this the warrant exercise transaction stated above and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see note 6), Navios had 61,379,134 shares outstanding and 49,571,720 warrants outstanding as of June 30, 2006.

The shares outstanding do not include an additional 708,993 shares, which Navios has agreed to issue to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary. These shares were issued on August 10, 2006. Therefore, as of June 30, 2006, the respective obligation for the services rendered was separately reflected in stockholders’ equity under ‘‘Shares to be issued’’ with an equal reduction of the additional paid-in capital.

NOTE 12:    COMMITMENTS AND CONTINGENCIES:

The Company as of June 30, 2006 and December 31, 2005 was contingently liable for letters of guarantee and letters of credit amounting to $521 and $500 respectively, issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $0.2 million and $2.3 million at June 30, 2006 and December 31, 2005 respectively, to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was June 21, 2006.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company's financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2014.

NOTE 13:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares relates to vessels delivered in 2005) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

Navios Gemini S. (1,161,535 shares). Navios believes that the terms and provisions of the purchase agreements of these vessels were the same as those that would have been available with a non-related third party.

Office rent:     On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki – Ikodomiki – Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of all of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $500) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:     The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended June 30, 2006 and 2005 were $93 and $118, respectively and for the six month periods ended June 30, 2006 and 2005 were $93 and $306, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended June 30, 2006 and 2005 the Company received dividends of $127 and $490, respectively and for the six month periods ended June 30, 2006 and 2005 the Company received dividends of $582 and $972, respectively.

Loans from stockholders:     Prior to acquisition of the Company on August 25, 2005, an initial stockholder of International Shipping Enterprises, Inc. (the ‘‘ISE’’), who became an officer and principal stockholder of the Company, advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by the Company following completion of the August 25, 2005 transaction.

Balances due to related parties:     Included in the trade accounts payable at June 30, 2006 and December 31, 2005 is an amount of $104 and $90, which is due to Acropolis Chartering and Shipping Inc.

Exercise of warrants:     On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise 15,978,280 of its 65,500,000 outstanding warrants. Ms. Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise all of her 6,666,280 warrants (Note 11).

NOTE 14:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

	Vessel Operations			Port Terminal		Total
	Successor Three Month Period ended June 30, 2006		Predecessor Three Month Period ended June 30, 2005	Successor Three Month Period ended June 30, 2006	Predecessor Three Month Period ended June 30, 2005	Successor Three Month Period ended June 30, 2006	Predecessor Three Month Period ended June 30, 2005
Revenue	$50,009		63,054	$2,853	2,906	$52,862	65,960
Gain (loss) on forward freight agreements	1,665		3,768	—	—	1,665	3,768
Interest income	658		558	3	1	661	559
Interest expense and finance cost	(10,787)		(515)	—	—	(10,787)	(515)
Depreciation and amortization	(8,617)		(1,308)	(407)	(185)	(9,024)	(1,493)
Equity in net income of affiliated companies	142		337	—	—	142	337
Net income	3,622		22,781	1,302	1,526	4,924	24,307
Total assets	937,998		306,195	22,071	27,449	960,069	333,644
Capital expenditures	22,041	(*)	77	46	1,108	22,087	1,185
Investments in affiliates	$371		714	$—	—	$371	714
	Vessel Operations			Port Terminal		Total
	Successor Six Month Period ended June 30, 2006		Predecessor Six Month Period ended June 30, 2005	Successor Six Month Period ended June 30, 2006	Predecessor Six Month Period ended June 30, 2005	Successor Six Month Period ended June 30, 2006	Predecessor Six Month Period ended June 30, 2005
Revenue	$98,150		123,149	$3,881	4,177	$102,031	127,326
Gain (loss) on forward freight agreements	3,327		(799)	—	—	3,327	(799)
Interest income	1,126		860	3	1	1,129	861
Interest expense and finance cost	(19,993)		(990)	—	—	(19,993)	(990)
Depreciation and amortization	(18,333)		(2,613)	(811)	(369)	(19,144)	(2,982)
Equity in net income of affiliated companies	296		640	—	—	296	640
Net income	8,814		35,449	1,092	1,822	9,906	37,271
Total assets	937,998		306,195	22,071	27,449	960,069	333,644
Capital expenditures	132,991	(**)	298	46	2,543	133,037	2,841
Investments in affiliates	$371		714	$—	—	$371	714

(*)	Includes $5.7 million transferred from vessel purchase options in connection with the acquisition of one option vessel and $1.6 million transferred from the 10% deposit paid when Navios exercised its options to purchase the chartered-in vessels.

(**)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel, $30.3 million transferred from vessel purchase options in connection with the acquisition of four option vessels, $0.5 million transferred from vessels’ backlog in connection with the purchase of one vessel and $8.3 million transferred from the 10% deposits paid when Navios exercised its options to purchase the chartered-in vessels.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 15:    EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by ISE. All earnings per share calculations for periods prior to the August 25, 2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. The 65,550,000 warrants outstanding for the three and six month periods ended June 30, 2006, have been excluded from the calculation of diluted earnings per share since the effect of their assumed conversion would have been anti-dilutive.

	Successor	Predecessor
	Three Month Period ended June 30, 2006	Three Month Period ended June 30, 2005
Numerator:
Net income	4,924	24,307
Denominator:
Denominator for basic earning per share – weighted average shares	49,801,893	874,584
Dilutive potential common shares
Warrants outstanding – weighted average	61,148,961	—
Proceeds on exercises of warrants	305,744,805	—
Number of shares to be repurchased	66,611,069	—
Anti-dilutive effect of securities – warrants	(5,462,108)	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	49,801,893	874,584
Basic earnings per share	0.10	27.80
Diluted earnings per share	0.10	27.80

	Successor	Predecessor
	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2005
Numerator:
Net income – basic and diluted	9,906	37,271
Denominator:
Denominator for basic earning per share – weighted average shares	47,581,444	874,584
Dilutive potential common shares
Warrants outstanding – weighted average	63,337,323	—
Proceeds on exercises of warrants	316,686,616	—
Number of shares to be repurchased	68,695,578	—
Anti-dilutive effect of securities – warrants	(5,358,255)	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	47,581,444	874,584
Basic earnings per share	0.21	42.62
Diluted earnings per share	0.21	42.62

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

The weighted average number of shares used as the denominator in the calculation of basic and diluted earnings per share also includes the effect of the 708,993 shares to be issued to Navios’ financial advisors on the basis that they have been vested (Note 11).

NOTE 16:    SUBSEQUENT EVENTS

(a)	On July 5, 2006, Navios paid the dividends declared on June 7, 2006 of $4,088 to the stockholders on records as of June 15, 2006, related to the first quarter ended March 31, 2006.

(b)	In July 2006, the Company entered into an interest swap agreement with HSH Nordbank AG, whereby it exchanges variable rate based on LIBOR with a fixed rate of 5.52%. This contract applies for the period December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with repayment schedule of the current credit facility (Note 8).

(c)	On August 2, 2006, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on September 27, 2006 to stockholders of records as of August 31, 2006.

(d)	On August 2, 2006, Navios exercised its purchase option to acquire Navios Star.

(e)	On August 10, 2006, Navios issued 708,993 shares to its financial advisors (Note 11).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: August 21, 2006